SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)1

Richardson Electronics, Ltd.

(Name of Issuer)

Common Stock, $.05 par value

(Title of Class of Securities)

763165107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 763165107	Page 2 of 8 Pages

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Lakeview Investment Group, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b)
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power – 250,863
(6) Shared voting power – None
(7) Sole dispositive power – 250,863
(8) Shared dispositive power – None
(9)	Aggregate amount beneficially owned by each reporting person – 250,863
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not applicable
(11)

Percent of class represented by amount in Row (9): –

1.79% (based on 14,012,896 shares of Common Stock, $.05 par value (“Issuer Common Stock” or “Shares”), of Richardson Electronics, Ltd. (“Company”) outstanding as of January 9, 2012, as disclosed by the Company in its Quarterly Report of Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on January 12, 2012)

(12)	Type of reporting person – CO

CUSIP No. 763165107	Page 3 of 8 Pages

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Ari B. Levy
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b)
(3)	SEC use only
(4)	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with	(5) Sole voting power – 250,863
(6) Shared voting power – None
(7) Sole dispositive power – 250,863
(8) Shared dispositive power – None
(9)	Aggregate amount beneficially owned by each reporting person – 250,863
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not applicable
(11)

Percent of class represented by amount in Row (9): –

1.79% (based on 14,012,896 shares of Issuer Common Stock outstanding as of January 9, 2012, as disclosed by the Company in its Quarterly Report of Form 10-Q filed with the SEC on January 12, 2012)

(12)	Type of reporting person – IN

CUSIP No. 763165107

Item 1.

(a)	Name of Issuer – Richardson Electronics, Ltd.

(b)	Address of Issuer’s Principal Executive Offices- 40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147

Item 2.

(a)	Name of Persons Filing – (1) Lakeview Investment Group, LLC, a Delaware limited liability company (“Lakeview Investment Group”), (2) Ari B. Levy (“Mr. Levy”) (collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence — 444 N. Michigan Avenue, Suite 3500, Chicago, Illinois 60611

(c)	Citizenship – (1) Delaware; (2) United States of America

(d)	Title of Class of Securities- Common Stock, $.05 par value

(e)	CUSIP Number- 763165107

Item 3.

If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

4 of 8 Pages

CUSIP No. 763165107

Item 4.

Ownership

(a)	Amount beneficially owned — Lakeview Investment Group is the sole general partner of Lakeview Fund, L.P., a Delaware limited partnership (“Lakeview Fund”), and the sole investment manager of Lakeview Master Fund, LTD, a Cayman Islands exempted company (“Master Fund”). Mr. Levy is the majority owner and sole manager of Lakeview Investment Group.

As of December 31, 2011, the Reporting Persons’ beneficial ownership were as follows: (i) Lakeview Investment Group beneficially owned 250,863 Shares, consisting of 227,383 Shares held by the Master Fund and 23,480 Shares held by the Lakeview Fund; and (ii) Mr. Levy, as the sole manager of Lakeview Investment Group, beneficially owned the 250,863 Shares beneficially owned by Lakeview Investment Group.

The Reporting Persons have, within the ordinary course of business, purchased securities of the Company. The Reporting Persons have not acquired securities in the Company with the purpose, nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. The Reporting Persons have purchased, and may in the future purchase, shares on the open market at prevailing prices.

(b)	Percent of class —As of December 31, 2011, the Reporting Persons’ beneficial ownership, based on 14,012,896 shares of Issuer Common Stock outstanding as of January 9, 2012, as disclosed by the Company in its Quarterly Report on Form 10-Q filed with the SEC on January 12, 2012, were as follows: (i) Lakeview Investment Group beneficially owned 1.79% of the outstanding Issuer Common Stock and (ii) Mr. Levy beneficially owned 1.79% of the outstanding Issuer Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct voting —Lakeview Investment Group and Mr. Levy, as its sole manager, each have the sole power to vote or to direct the vote of 250,863 Shares.

(ii)	Shared power to vote or to direct voting — Neither Lakeview Investment Group nor Mr. Levy, as its sole manager, have shared power with respect to the voting or direction of voting with respect to the Shares they beneficially own.

(iii)	Sole power to dispose or to direct disposition — Lakeview Investment Group and Mr. Levy, as its sole manager, each have the sole power to dispose or direct the disposition of 250,863 Shares.

(iv)	Shared power to dispose or to direct disposition — Neither Lakeview Investment Group and Mr. Levy, as its sole manager, have shared power with respect to the disposition or direction to dispose of the Shares they beneficially own.

5 of 8 Pages

CUSIP No. 763165107

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.

Identification and Classification of Members of the Group

Not Applicable.

Item 9.

Notice of Dissolution of Group

Not Applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

6 of 8 Pages

CUSIP No. 763165107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2012 Date

LAKEVIEW INVESTMENT GROUP, LLC

By:	/s/Ari B. Levy
Name:	Ari B. Levy
Its:	Manager

/s/Ari B. Levy
Ari B. Levy

7 of 8 Pages

CUSIP No. 763165107

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.05 par value, of Richardson Electronics, Ltd.; and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this agreement this 6th day of February, 2012.

February 6, 2012 Date

LAKEVIEW INVESTMENT GROUP, LLC

By:	/s/Ari B. Levy
Name:	Ari B. Levy
Its:	Manager

/s/Ari B. Levy
Ari B. Levy

8 of 8 Pages